"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Anders Berggren, SVP Financial Investments, Tel: +47 22544522

Date: 9 November 2005

Trade subject to notification – OPC

Orkla ASA has today, 9 November 2005, bought 800,000 shares in Opticom. After this transaction, Orkla ASA owns 800 000 shares, which represents 5.5 % of the share capital and votes in Opticom.

11/23

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Siv M. Skorpen, Investor Relations, Tel: +47 22 54 44 55

Date: 10 November 2005

Trade subject to notification – FAST

Orkla ASA has on 9 November 2005, bought 500,000 shares in Fast Search & Transfer ASA. After this transaction, Orkla owns 13,000,000 shares, which represents 5.05 % of the share capital and votes in Fast Search & Transfer.